UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On September 21, 2026, the board of directors (the “Board”) of JX Luxventure Group Inc., a Republic of the Marshall Islands corporation (the “Company”), acting by unanimous consent, and the holders of 7,554,888 shares of common stock, $0.0001 par value per share (the “Common Stock”) of the Company, together with the holder of all of the shares of Series A, C and D Convertible Preferred Stock, voting on as-converted basis, representing approximately 63% of the total issued and outstanding capital stock of the Company entitled to vote therein, acting by written consent, approved and authorized an amendment to the 2026 Equity Incentive Plan of the Company (“Amendment #1). Pursuant to the terms of Amendment #1, the maximum number of shares of Common Stock reserved for issuance under the 2026 Equity Incentive Plan will increase from 4,500,000 shares of Common Stock to 9,300,000 shares of Common Stock.

A copy of Amendment #1 is filed as Exhibit 10.1 to this report on Form 6-K and incorporated hereto.

EXHIBIT LIST

Exhibit No.	Description
10.1	Amendment #1 to the 2026 Equity Incentive Plan of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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